September 22, 2016
VIA EDGAR
Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed May 19, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 5, 2016
Form 8-K furnished August 4, 2016
File No. 001-34003
Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) (a) Form 10-K for the fiscal year ended March 31, 2016, filed May 19, 2016 (the “Form 10-K”), (b) Form 10-Q for the quarterly period ended June 30, 2016, filed August 5, 2016 (the “Form 10-Q”), and (c) Form 8-K furnished August 4, 2016 (the “Form 8-K”), in each case as contained in the letter, dated September 8, 2016 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2016

Business

General, page 1

1.
On pages 14 and 16, you disclose that you are required to obtain licenses from Sony and Microsoft to develop and publish titles for their respective hardware platforms and that each accounted for more than 10% of your net revenue during fiscal 2016. Additionally, we note that you have filed publisher license agreements for the Xbox 360, Xbox One and PlayStation 3. However, it does not appear that you have filed one for the PlayStation 4. Please advise. Lastly, in future filings please summarize the material terms of your publisher license agreements with Sony and Microsoft.

Response:

The Company has not currently entered into a publisher license agreement with Sony for PlayStation 4 and operates its business with Sony for PlayStation 4 based on its existing publisher license agreements with Sony (which the Company has previously filed with the Commission). The Company is currently negotiating the final terms of a publisher license agreement for PlayStation 4 games with Sony, and once such agreement has been entered into, we will file such agreement with the Company’s applicable filings with the Commission.

The Company has previously filed its existing publisher license agreements with Sony and Microsoft as Exhibits to the Company’s applicable filings with the Commission under grants of confidential treatment and has, including in the “Risk Factors” section of applicable filings, disclosed certain risks associated with its relationships with Sony and Microsoft. In future filings, the Company will also summarize the material terms of its publisher license agreements with Sony and Microsoft, specifically in the “Business” section of its annual reports on Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 33

2.
We note that during the three months ended March 31, 2016, you changed the estimated service period for Grand Theft Auto V from 24 to 36 months, which materially impacted your results of operations. We further note your disclosure indicating that “determining the estimated service period is subjective and requires management's judgment, therefore, the estimated service period may change in the future.” Please tell us what consideration was given to disclosing how you determine estimated service periods for Grand Theft Auto and other franchises, such as the proprietary data and any other factors you evaluate. In this regard, such disclosure would appear to provide greater insight into the quality and variability of information regarding your revenue recognition and operating performance. Refer to Section V of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment. Beginning with our Form 10-Q for the quarterly period ended September 30, 2016, the Company will expand its discussion of the considerations that factor into how we determine estimated service periods along with any relevant information with respect to titles in which a change in service period would have a material impact on our financial results. Our proposed disclosure is set forth below:

“Because the service period for our online-enabled games with significant post-contract customer support (“PCS”) is not an explicitly defined period, we must make an estimate of the service offering period for purposes of recognizing revenue. As our franchise offerings with significant PCS are relatively new offerings, we have limited historical data to assess end-user game playing patterns. Therefore, the estimated service period for current deferred title offerings is based on our estimate of the economic game life of the respective title. Determining the estimated service period (or economic game life) is inherently subjective and is subject to regular revision based on numerous factors and considerations. The factors that we primarily consider as part of our process of initially determining and subsequently reassessing estimated service periods for our Grand Theft Auto (“GTA”) and other franchise titles include:

●	the period of time over which the substantial majority of a respective title’s estimated lifetime game sales and in-game virtual currency sales are expected to occur;
●	the period of time over which we plan to provide free unspecified add-on content updates, maintenance or other remaining material online support services associated with our online-enabled games;
●	the time over which we plan to dedicate internal resources to support the online functionality of a title;
●	known and expected online gameplay trends;
●	the results from prior analyses;
●	the nature of the game (e.g., annual title, genre, period of time between franchise title releases, etc.); and
●	the disclosed service periods for competitors’ games.

To the extent we have recorded significant amounts of revenue deferred for specific titles, changes in the estimated service periods could materially impact the revenue recognition reported in a particular period.”

Results of Operations, page 41

3.
You state on page 103 that part of the information your CODM considers to make operational decisions and assess financial performance is sales by major product title. Please tell us your consideration to include a discussion of sales by major product title in your results of operations pursuant to Section III.B.1 of SEC Release No. 33-8350. In addition, you discuss the impact of certain titles on the increase in revenue from fiscal 2015 to 2016; however, you only quantify the impact from your Grand Theft Auto franchise. Tell us how you considered quantifying the other factors that impacted such revenues such as higher revenues from Evolve and decreased revenues from Borderlands, The Pre-Sequel and NBA 2K. We refer you to Section III.D of SEC Release No. 33-6835.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that in preparing our Results of Operations for Management’s Discussion and Analysis (the “MD&A”), we considered Section III.B.1 of SEC Release No. 33-8350.

As you noted, we included the impact of certain titles on the increase in revenue from fiscal year 2015 to 2016, quantifying the impact from the GTA franchise. Based on the guidance in Section III.D of SEC Release No. 33-6835, we believe that the fluctuation in this one franchise is the most significant reason for the material change as it represents $467.7 million of the $330.8 million variance. We further provided additional disclosure that the fluctuations related to Evolve, the NBA franchise and the Borderlands franchise were the primary drivers for the remaining fluctuation. We note to the Staff that the fluctuation for these titles aggregated to a net decrease of $69.4 million comprised of a $70.1 million increase related to Evolve and an aggregate decrease of $139.5 million related to the NBA and Borderlands franchises. The remaining increases and decreases in revenues by title were not material individually. We further note that the titles referenced above contributed approximately $1,186 million or 84% of the net revenue for the fiscal year ended March 31, 2016. The WWE franchise, which generated an additional 10% of our revenue, did not have a material contribution to the year over year revenue fluctuation.

We determined the combination of our disclosures in both the results of operations and discussion of our titles within the other sections of MD&A, such as our revenue concentration from the GTA franchise on p.31 and our discussion of key titles referenced above allowed readers to understand our performance, revenue trends, major product titles, and the effects of material changes arising during the periods being discussed as such disclosures covered the substantial majority of revenue and changes in revenue. However, we acknowledge the Staff’s comment, and in future filings, the Company will provide additional detailed quantification as noted above for the material titles and franchises which comprise the period over period increases and decreases and the primary factors related to such changes.

Fiscal Years ended March 31, 2016 and 2015

(Benefit from) provision for income taxes, page 44

4.
We note that the impact of foreign tax rate differential on your effective income tax rate was 25.8%, (12.1%) and (10.4%) for fiscal years 2016, 2015 and 2014, respectively. Considering the change in trends, as well as the impact on your effective income tax rate in fiscal 2016, please tell us what consideration was given to including a discussion of the nature of foreign tax rate differential and changes therein. Also, please tell us whether your eligibility to claim the U.K. tax credit is expected to materially impact your tax provision (benefit) in the future and if so, what consideration was given to disclosing this trend. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:
We respectfully acknowledge the Staff’s comment and the requirements of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 as they relate to the MD&A. The foreign rate differential disclosed in the Form 10-K consistently represented a reduction in the income tax expense (benefit) as a result of lower tax rates in foreign jurisdictions for the fiscal years presented (2016, 2015 and 2014).

For fiscal year 2014, domestic and foreign jurisdictions had pre-tax income, whereas for fiscal year 2015 both had losses. Accordingly, for both fiscal years, the foreign tax rate differential had the effect of reducing the income tax expense or benefit and was shown as a reduction to the 35% U.S. federal statutory rate. For fiscal year 2016, the Company had a domestic pre-tax loss partially offset by foreign pre-tax income resulting in a much lower consolidated loss as compared to the prior fiscal year. Consequently, the lower income taxes in foreign jurisdictions had a greater impact on the foreign tax rate differential percentage than in prior fiscal years. See illustration below:

	Fiscal Year Ending March 31,
	2016	2015	2014
Domestic	$(94,174)	$(126,582)	$197,992
Foreign (a)	55,824	(146,298)	178,158
(Loss) income from continuing operations before income taxes (b)	$(38,350)	$(272,880)	$376,150
Foreign rate differential amount (c)	$(9,889)	$32,989	$(39,217)
Effective tax rate reconciliation foreign rate differential (c/b)	25.8%	(12.1)%	(10.4)%
Foreign rate differential in relation to foreign earnings (c/a)	17.7%	22.5%	22.0%

As illustrated in the table above, our foreign rate differential in relation to foreign earnings was within a range of 17.7% and 22.5% for all periods presented, with variances primarily driven by changes in the mix of our foreign earnings. We determined that the fluctuation between the fiscal year 2016 and 2015 foreign rate differential percentage was not material to the overall income tax provision, nor did it constitute a change in trend. However, we acknowledge the Staff’s comment, and in future filings, to the extent there is a fluctuation in the foreign differential amount, such as the Staff noted between fiscal years 2016 and 2015, we will provide appropriate additional disclosure to assist the readers in understanding such differences.

As disclosed in the Form 10-K, in fiscal year 2016 we recognized the benefit of the UK credit for the prior period and the current period as a result of the Company becoming eligible to take the deduction during the fiscal year. Based on current eligibility, the Company did not expect the credit to materially impact the tax provision (benefit) in the future. We acknowledge the Staff’s comment and in future filings will disclose that “if the Company becomes eligible to claim tax deductions on additional titles in the future it could have a material impact.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17. Segment and Geographic Information, page 103

5.
Pursuant to ASC 280-10-10-1, the objective of requiring segment disclosures is to provide information about the different types of business activities in which an entity engages and the different economic environments in which it operates. However, we note that your business consists of a single operating segment and you do not present disaggregated information about different components of the company. Please tell us your basis for presenting segment net revenues and segment operating (loss) income, which is essentially presenting measures for the same set of operations that is included in your consolidated financial statements, or revise to remove such disclosures in future filings.

Response:

In preparing our disclosure for Note 17 Segment and Geographic Information in the Form 10-K, we considered the guidance of ASC 280, and we determined that presenting these additional measures of net revenues and operating (loss) income was appropriate because our CODM uses these measures to assess performance and allocate resources to our single operating segment. In considering the objectives of ASC 280, we recognize that these measures are for the same set of operations included in our consolidated financial statements, and, based on the Staff’s suggestion, we will remove such disclosures from future filings.

Note 20. Business Reorganization, page 105

6.
Please tell us your consideration to include, for each major type of cost associated with your business reorganization, the disclosures required by ASC 420-10-50-1 in all periods, including interim periods, until the plan is complete. In your response provide us with a breakdown of such costs. In addition, tell us your consideration to include a discussion in MD&A of the expected effects on future earnings and cash flows resulting from such plan, along with the initial period in which those effects are expected to be realized. Refer to SAB Topic 5.P.4.

Response:

In preparing Note 20 Business Reorganization (“Note 20”) in the Form 10-K, we considered the disclosure requirements of ASC 420-10-50-1. Within Note 20, we provided a description of the reorganization activities and noted the total amount of expense incurred, the fact that such amounts primarily related to employee separation costs, the amount paid through March 31, 2016, and the remaining amount accrued at March 31, 2016. Though ASC 420-10-50-1 requires a breakdown of the information noted previously by major type of cost, consistent with our disclosure, the primary costs were employee separation costs of $70.5 million or 99% of the business reorganization costs, with the remaining $0.8 million or 1% of the total costs for other types of reorganization costs. In addition, as of March 31, 2016, employee separation costs represented $65.9 million or 99% of the remaining amounts initially accrued with the remaining $0.4 million or 1% related to other types of reorganization costs accrued. We determined that our disclosure provides information about the primary components of the reorganization costs and that the other cost components were not significant.

We note that the largest component of our employee separation costs incurred as part of the business reorganization costs is related to the separation of one of our employees as a result of the reorganization of our management structure at a development studio. At the time of the business reorganization in our fiscal third quarter of 2016, we accrued our estimate of the probable employee separation costs related to this individual’s separation. Subsequent to the filing of our Form 10-Q for the quarter ended December 31, 2015, the former employee informed the Company of his intent to file a lawsuit. A full description of the lawsuit was disclosed in Note 13 Commitments and Contingencies (“Note 13”) in the Form 10-K. The amount initially accrued in conjunction with our business reorganization related to this employee’s separation remained our best estimate of the probable loss related to this matter at March 31, 2016. Our MD&A also includes a discussion of this matter on page 44 and a cross-reference to Note 20, which cross-references Note 13, where we state that we do not believe that the ultimate outcome of such litigation, even if in excess or our current accrual, will have a material adverse effect on our business, financial condition or results of operations. We will provide additional information in future filings if facts and circumstances change.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

7.
We note that your 1.00% and 1.75% convertible notes each contain customary terms and covenants. Please tell us whether you were in compliance with all covenants and requirements as of June 30, 2016 and what consideration was given to providing this disclosure in your Form 10-Q. Refer to Section IV.C of SEC Release No. 33-8350.

Response:

The Company was in compliance with all covenants and requirements as of June 30, 2016 related to our 1.00% and 1.75% convertible notes. In preparing our discussion and disclosure of liquidity and capital resources for the MD&A, we considered the disclosure requirements of Section IV.C of SEC Release No. 33-8350 (the “Release”). We concluded that the scenarios outlined in the Release stating companies should consider whether discussion and analysis of material covenants related to their outstanding debt may be required – i.e., where an issuer is, or is reasonably likely to be, in breach of such covenants or where such covenants would impact the issuer’s ability to undertake additional debt or equity financing – were not applicable to the Company. We will continue to consider the disclosure requirements of the Release in connection with the preparation of future filings.

Form 8-K furnished August 4, 2016

Exhibit 99.1

8.
We note that you exclude the non-cash amortization of discount on convertible notes from your non-GAAP measures as you do not believe such amounts are related to your ongoing business operations. Considering you rely on convertible notes to satisfy your working capital needs, please explain further why the non-cash portion of the interest expense related to such notes would not be considered part of your core operations or revise your explanation accordingly.

Response:

As stated in Exhibit 99.1 to the Form 8-K, the Company records non-cash amortization of discount on convertible notes as interest expense in addition to the interest expense recorded for coupon payments. We believe the non-cash portion of the interest expense, which represents the accretion of the bifurcated equity component of the conversion option of our convertible notes, is not core to our operations given our intent and ability to settle the notes in shares of our common stock. The convertible notes are accounted for under the assumption that they will be settled in shares, and we include the related underlying shares when calculating if-converted EPS. Therefore, the exclusion of the non-cash amortization from the Company’s non-GAAP financial measures provides management with a consistent measure for assessing financial results.

We acknowledge the Staff’s comment, and in the future we will include additional disclosures regarding why we believe the non-cash amortization of discount on convertible notes should be excluded from our non-GAAP financial measures.

In addition, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *

Should you have any questions concerning this letter, please call the undersigned at (646) 536-3003.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer
cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Matthew Breitman, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)